SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2005

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1910-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐  No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ☐.

Enclosure: Press Release dated April 5, 2005.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC.
(Registrant)

Date April 5, 2005	By	/s/ ALFRED W. VITALE

	Name:	Alfred W. Vitale
	Title:	President

Unilens Vision Expects to Report A Third Quarter Revenue Increase
Of at Least 20%

Long-Term Debt Eliminated During Quarter

          LARGO, Fla., April 5 /PRNewswire-FirstCall/ -- Unilens Vision Inc. (OTC Bulletin Board: UVICF) (TSX Venture Exchange: UVI) today announced that the Company expects to report a sales increase of approximately 20% for the third quarter ending March 31, 2005.  Final results will be reported on or before May 31, 2005.  Sales, excluding royalty income, for the quarter ending March 31, 2005 should approximate at least $1,225,000, compared with sales, excluding royalty income, of $1,023,340 in the same quarter of last year.

           “Based upon information currently available, we believe our third quarter sales, bolstered by contributions from new specialty contact lens products and exclusive of royalty income received from Bausch & Lomb, will increase at least 20% from the prior-year period,” stated A. W. Vitale, Chief Executive Officer of Unilens Vision Inc.  “This will represent an acceleration in sales growth when compared with the 10% gain we reported in the first half of this fiscal year.  The popularity of our C-Vue(TM) Disposable multifocal lens continues to grow, and we are pleased with initial sales of our new C-Vue55 Toric multifocal lens that was introduced in January 2005.  The SoftCon EW and Aquaflex brands that we acquired from CIBA Vision at the end of February have been successfully integrated into our marketing, manufacturing, and distribution system and will account for approximately 5% of sales during the quarter ending March 31, 2005.  We are optimistic that Unilens will achieve record sales, royalty income, and earnings for the full fiscal year ending June 30, 2005.

           “I am also pleased to report that we paid off, three years ahead of schedule, the $325,000 remaining debt on a term note with UNIINVEST Holding AG during the quarter ending March 31, 2005.  This represents a milestone event that completely eliminates all of the Company’s long-term debt,” concluded Vitale.

          About Unilens Vision Inc. -- “The Eye Care Professionals Specialty Lens Company”

          Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C- Vue(TM), Unilens, Sof-Form, Lombart, and LifeStyle brands.  Additional information on the Company may be accessed on the Internet at http://www.unilens.com . The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” and the TSX Venture Exchange under the symbol “UVI.”

          The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements.  For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange.   The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For more information, please contact:
Michael Pecora, CFO, Unilens Corp., USA at (727) 544-2531

SOURCE  Unilens Vision Inc.
          -0-                                        04/05/2005
          /CONTACT:  Michael Pecora, CFO, Unilens Corp., USA, +1-727-544-2531/
          /Web site:  http://www.unilens.com